**PUBLIC**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69435 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2022**
<br>MM/DD/YY
AND ENDING **12/31/2022**
<br>MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Financial Resources Group Investment Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**360 Kingsley Park Drive Ste 100**
<br>(No. and Street)

| **Fort Mill** | **SC** | **29715** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Laura Keady** | **704 816 8014** | laura.keady@financialresourcesgroup.net |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Greer Walker**
<br>(Name – if individual, state last, first, and middle name)

| 15 South Main Street Ste 800 | **Greenville** | **SC** | **29601** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **June 7, 2005** | | **2324** | |
|---|---|---|---|
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



**OATH OR AFFIRMATION**

I, Steve Lank, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Resources group Investment Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN J. ANDRE
NOTARY PUBLIC, STATE OF SOUTH CAROLINA
My Commission Expires 02/08/2032

Signature: 

Title:
President

Susan J Andre
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



FINANCIAL RESOURCES GROUP
Investment Services

# Financial Resources Group Investment Services, LLC

## Report on Financial Statements

## For the year ended December 31, 2022

(Pursuant to paragraph (d) of Rule 17a-5 of the Securities Exchange Act of 1934)

360 Kingsley Park Dr. | Suite 100 | Fort Mill, SC 29715
O 704.816.8000 | F 704.816.8200 | W financialresourcesgroup.net

| Financial Resources Group Investment Services, LLC |
| Table of Contents |



**GreerWalker**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Financial Resources Group Investment Services, LLC:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Financial Resources Group Investment Services, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2022.

*GreerWalker*

Certified Public Accountants
March 1, 2023
Greenville, SC

**GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com**
**Charlotte Office**   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
**Greenville Office**   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080


**Financial Resources Group Investment Services, LLC**

**Statement of Financial Condition**

**December 31, 2022**


**Assets**

| | |
|---|---:|
| Cash | $5,243,436 |
| Operating lease right-of-use assets, net | 1,722,315 |
| Prepaid expenses | 134,822 |
| Accounts receivable | 35,987 |
| Other receivables | 2,525,228 |
| Other assets | 23,732 |
| Property and equipment: | |
|     Leasehold improvements | 62,719 |
|     Furniture and fixtures | 75,738 |
|     Office equipment | 144,506 |
|     Accumulated depreciation | (131,954) |
| Property and equipment, net | 151,009 |
| Total assets | $9,836,529 |

**Liabilities and member's equity**

| | |
|---|---:|
| Accounts payable | $27,227 |
| Accrued commissions | 1,075,111 |
| Discretionary profit-sharing accrual | 400,000 |
| Operating lease liabilities | 1,748,402 |
| Other accrued expenses | 1,989,663 |
| Payroll liabilities | 119,221 |
| Total liabilities | 5,359,624 |
| Member's equity | 4,476,905 |
| Total liabilities and member's equity | $9,836,529 |

*See Notes to Financial Statements*

**Note 1. Summary of Significant Accounting Policies**

Business activity and regulation:

Financial Resources Group Investment Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As of 12/31/2022, the Company was a South Carolina limited liability company registered to do business in multiple states throughout the United States. The Company was formed December 17, 2013 in South Carolina. The Company was offered FINRA membership on July 29, 2015. After registering in the necessary states and completing other administrative responsibilities, the Company began full operations for all employees on December 1, 2015. The Company provides Office of Supervisory Jurisdiction services for financial advisors and financial institutions on the LPL Financial ("LPL") platform. The Company has an exclusive contract with LPL. On August 15, 2022 the Company became a Registered Investment Advisor ("RIA") in the state of South Carolina.

*Basis of Accounting:*

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

*Cash:*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company did not have any cash equivalents.

*Accounts receivable:*

Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made. Management considers all accounts receivable to be collectible. Therefore, no allowance for doubtful accounts has been recorded.

*Other receivables:*

Other receivables are general adjustment balances owed to the Company via contractual obligations or other agreements. At December 31, 2022, LPL owed the Enterprise Advisory Pricing (EAP) payment per our contract. The EAP payment is made two pay cycles after each quarter end. Additionally, LPL owes the contractual quarterly bonus based on eligible Gross Dealer Commissions, which is paid one pay cycle after each quarter end. Gladstone Institutional Wealth ("Gladstone") owed the December 2022 payment per the supervisory agreement. Gladstone generally makes this payment 15 days after each month end. Other items in the account arise from items paid for by the Company and subsequently reimbursed by financial consultants per various agreements.

N**ote 1. Summary of Significant Accounting Policies, continued**

*Property, equipment and depreciation:*

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is computed using the straight-line method over the estimated useful lives.

| | |
|---|---|
| Furniture and fixtures | 7 years |
| Office equipment | 5 years |
| Leasehold improvements | life of the lease |

Depreciation expense for the year ended December 31, 2022 totaled $71,388.

Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2022, management deemed there was no impairment on property and equipment.

*Revenue recognition:*

*Commissions*: The Company receives commissions for the sale of mutual funds, insurance policies, and other financial products to customers. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred.

*Advisory Fees:* The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

The following table disaggregates the Company's revenues based on the timing of revenue recognition for the year ended December 31, 2022:

| | |
|---|---|
| Revenue earned at a point in time | $34,851,918 |
| Revenue earned over time | 7,129,462 |
| | $41,981,379 |

**Note 1. Summary of Significant Accounting Policies, continued**

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contractual liabilities and are recorded as deferred income. As of December 31, 2022 and January 1, 2022, the Company did to record any contract liabilities. Contract assets are recognized as receivables from customers and receivables from clearing broker on the accompanying statement of financial condition. As of December 31, 2022 and January 1, 2022, the Company recorded accounts and other receivables of $2,526,090 and $2,155,507, respectively.

*Marketing costs:*

The Company expenses the cost of marketing as it is incurred. Marketing expense was $43,209 for the year ended December 31, 2022.

*Webster Bank cross platform commissions:*

Webster Bank cross platform commissions represent commission expenses paid to independent financial consultants who work a book of business at the Webster Bank program, in addition to their own personal books of business. The financial consultants are supervised by the Company as part of the Webster Bank program; therefore, the Company is paid an override from LPL as part of the Webster Bank revenue. The Company subsequently pays the commissions owed to the financial consultants through a 1099 from LPL for the financial consultant's independent book of business.

*Use of estimates:*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Limited Liability Company:*

The Company is 100% owned by FRG Holdings, LLC on December 31, 2022.

Effective January 1, 2019, FRG Holdings, LLC had ten owners, which were comprised of a 6% owner, 5% owner, two 3% owners, and five 2% owners, leaving Financial Partners, LLC, the majority owner, with 73% ownership.

On June 1, 2020, the previously mentioned owners merged with Gladstone Wealth Partners, LLC, where Gladstone Wealth Partners, LLC owns 8%. In 2020, FRG Holdings, LLC had eleven owners, which are comprised of an 8% owner, a 5.52% owner, a 4.6% owner, two 2.76% owners, five 1.84% owners, leaving the majority owner with 67.16%.

During April 2021, Gladstone Wealth Partners LLC purchased 12% from Financial Partners, LLC bringing Gladstone Wealth Partners, LLC to a 20% ownership stake. The new President became an 8% owner during 2021, leaving Financial Partners, LLC (the majority member) at 47.16% ownership.

*Fair value of assets and liabilities:*

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying Statement of Financial Condition.

*Recently issued accounting pronouncements:*

There are no new accounting standards that have been recently issued or proposed by the FASB or other standard setting bodies that are expected to have a material impact on the Company's financial position, revenue recognition, results of operations, or cash flows.

**Note 2. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022 the Company had net capital of $1,606,127 which was $1,363,640 in excess of its required net capital of $242,487. The Company's ratio of aggregate indebtedness to net capital was 2.26 to 1 at December 31, 2022.

The Company amended their membership agreement to become subject to footnote 74 during 2022. The Company relies on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to supervision and consulting services throughout the period of January 1, 2022 – December 31, 2022. The Company become a RIA in the state of South Carolina on August 15, 2022.

**Note 3. Income Tax Status**

The Company is disregarded for tax purposes. The Company is wholly owned by FRG Holdings, LLC which is treated as a partnership for tax purposes. The income taxes reflected in the financial statements are amounts for state taxes. Management has determined that the Company has no uncertain tax positions

that would require the Company to record a liability for unrecognized tax benefits. The Company's tax returns have not been examined.

**Note 4. Operating Leases**

The Company determines if an arrangement is a lease at inception. The Company has operating leases for one office space and a copier lease with remaining lease terms of three years to six years. Operating lease assets and operating lease liabilities are recognized based on present value of the future lease payments over the lease term at the commencement date. The existing leases do not provide an implicit rate, so the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.  The operating lease ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. At December 31, 2022, the total operating lease right-of-use ("ROU") assets are $1,722,315 and the total operating lease liabilities are $1,748,402.

The maturities of lease liabilities are as follows:

|  **Maturities of Lease Liabilities**<br>**12/31-Operating Leases** | |
| --- | --- |
| 2023 | $291,845 |
| 2024 | 299,068 |
| 2025 | 305,744 |
| 2026 | 311,148 |
| 2027 | 318,926 |
| Thereafter | 464,506 |
| Total Lease Payments | 1,991,237 |
| Less Imputed Interest | (242,835) |
| Total | $1,748,402 |

Operating leases weighted average remaining lease term (in years) is 6.92. Operating leases weighted average discount rate is 4.0%.

**Note 5. Concentration of Risk**

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

**Note 6. Retirement Plan**

The Company offers a 401k plan. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. There is no guaranteed Company match. Based on operating results, the Company may elect to make a discretionary match. For the year ended December 31, 2022, the Company accrued a discretionary profit-sharing contribution of $400,000.

**Note 7. Related Party Transactions**

The Company pays a monthly management fee to Financial Partners, LLC. Financial Partners, LLC is wholly owned by Edward Bruce Miller and employs Edward Bruce Miller. The Company paid $232,000 in guaranteed payments to Financial Partners, LLC during the year 2022. The Company earned $259,072 for supervisory services of Gladstone, which is owned by Robert Hudson and partners. The guaranteed payments of $3,094,084 represent payments made to owners who provide services to the Company.

**Note 8. Commitments and Contingencies**

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

**Note 9. Subsequent Events**

On November 2, 2022, the holders of all equity interests in FRG Holdings, LLC, entered into a unit purchase agreement with LPL Capital Partners, Inc. The deal closed subsequent to the financial statement date on January 31, 2023. The former equity holders, that provide services to the Company, became employees of the Company effective February 1, 2023.